SUB-ITEM 77D: Policies with respect to security investments
(Tax Efficient Fund f/k/a Blue Chip Fund only)
Effective on June 3, 2002:
?    The fund's name was changed to Credit Suisse Tax Efficient
Fund.
?    The fund's investment objective was changed to long-term
capital appreciation on an after-tax basis  (from long-term
capital appreciation).
?    The fund implemented an explicit investment strategy of
seeking to reduce, though not eliminate, taxable distributions to shareholders. The practices used to achieve this strategy will include offsetting gains realized in one security by selling another security at a capital loss, limiting sales of securities that result in capital gains and holding securities long enough to avoid higher short-term capital gains tax rates. However, gains may be realized when the fund believes the risk of holding a security outweighs tax considerations. The investment adviser's attempts to manage the fund in a tax efficient manner may hurt the fund's performance on a pre-tax basis. Therefore, the fund may be less attractive to persons who invest in the fund through tax-advantaged vehicles, such as. IRA's or 401(k) plans.